GOLDEN GOLIATH RESOURCES LTD.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated January 9, 2006 with regards to Registration Statement on Form 20-F filed on September 30, 2005.

Comment Number	Page	Response
1		The revised document has been paginated.

2	14, 15, 20, 21, 22, 24, 25, 29	Terms are now defined.
3

The Company was advised that Rule 504 was the appropriate exemption for the Company to rely on in the circumstances, as the Company was not U.S. registered. The investors were all accredited, there was no advertising or soliciting to the public involved and the amount involved was less than $1,000,000 in the last twelve months.

4

there are no current or long term asset retirement obligations.  The term "current" was used to mean today or presently there are no obligations.

The asset retirement obligation conclusions were made in consultation with the Company technical team and management in Canada in Mexico.

There are approximately 70 drill holes on 5 different properties covering an area of approximately 15 by 25 kilometres.  There are approximately 15 trenches on 2 different properties covering an area of approximately 5 by 10 kilometres.  Approximately 10 kilometres of road have been constructed on properties covering an area of approximately 15 by 25 kilometres.  More specific NAD 27 UTM coordinates can be provided if necessary.

Roads are all dirt and do suffer from erosion to the same extent as the other roads in the district which are predominantly dirt.  Use of roads by locals in areas the Company has constructed roads is by mule and horse.  Locals living in the hills generally do not have vehicles. Locals maintain the roads they use in the district.

Trenches are filled in after dug once mapping and sampling is completed.  There are no open trenches on any property held by the Company.

The underlying agreements do not have any reference to reclamation.

The Company has terminated its interest in the Bufalo claims.  Work conducted on the property included geological mapping and prospecting. The claims were dropped several years ago and are now owned by another party.  The Company has no evidence of any sort to suggest that there will be any past or future obligations with respect to having held this property and conducted work on it.

5		The financial position dates have been revised.
6		The disclosure has been modified as requested.